SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 5)

NORTHSTAR REALTY FINANCE LIMITED PARTNERSHIP

(Name of Subject Company (Issuer))

NORTHSTAR REALTY FINANCE CORP.

NORTHSTAR REALTY FINANCE LIMITED PARTNERSHIP

(Name of Filing Person (Offeror))

7.50% Exchangeable Senior Notes Due 2031

(Title of Class of Securities)

66705PAA1

(CUSIP Number of Class of Securities)

Ronald J. Lieberman, Esq.

NorthStar Realty Finance Corp.

399 Park Avenue, 18th Floor

New York, New York 10022

(212) 547-2600

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

With copies to:

Robert W. Downes Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Daniel M. LeBey David S. Freed Hunton & Williams LLP 200 Park Avenue New York, New York 10166 (212) 309-1000

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$432,371,250	$55,690

* Calculated solely for the purpose of determining the filing fee. Pursuant to Rule 0-11(b)(2) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the filing fee is calculated based on the product of (i) $2,506.50, which was the average of the bid and asked price of a 7.50% Exchangeable Senior Notes due 2031 on February 21, 2014, and (ii) the quotient of (x) $172,500,000, the aggregate principal amount at maturity of the 7.50% Exchangeable Senior Notes due 2031 which are sought for exchange, and (y) $1,000.

** The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, by multiplying .0001288 by the aggregate transaction value.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$55,690	Filing Party:	NorthStar Realty Finance Corp.

Form or Registration No.:	Form S-4 (333-194245)	Date Filed:	February 28, 2014

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on February 28, 2014 with the Securities and Exchange Commission (the “SEC”), relating to the offer (the “Exchange Offer”) by NorthStar Realty Finance Corp., a Maryland corporation (the “Company”) to exchange its 3.00% Senior Notes due 2014 for any and all outstanding 7.50% Exchangeable Senior Notes due 2031(the “Old Notes”) of NorthStar Realty Finance Limited Partnership, a Delaware limited partnership and the operating partnership of the Company (the “Operating Partnership”).

This Amendment is filed on behalf of the Company and the Operating Partnership. The information set forth in the Registration Statement of NorthStar Realty Finance Corp. on Form S-4 originally filed with the SEC on February 28, 2014 (as amended, the “Registration Statement”), including all exhibits thereto, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Registration Statement.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Registration Statement, is hereby amended and supplemented by adding the following thereto:

The Exchange Offer expired at 11:59 p.m., New York City time, on March 27, 2014. On March 28, 2014, the Company announced that $172.5 million in aggregate principal amount of the Old Notes, representing 100% of the $172.5 million aggregate principal amount of Old Notes outstanding prior to the Exchange Offer, had been validly tendered and not validly withdrawn in the Exchange Offer.

On March 28, 2014, the Company issued a press release announcing the results of the Exchange Offer, which is Exhibit (a)(5)(iv) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and restated as follows:

Exhibit No.	Description
(a)(1)(i)	Prospectus (incorporated by reference to Prospectus dated March 25, 2014 filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended)
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 of Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-194245) filed March 20, 2014)
(a)(1)(iii)

Notice of Voluntary Offering Instructions (incorporated by reference to Exhibit 99.2 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)

(a)(1)(iv)	Notice of Withdrawal (incorporated by reference to Exhibit 99.3 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)
(a)(2)	None.
(a)(3)	None.
(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i)
(a)(5)(i)

Press Release, dated February 27, 2014, announcing the intent to commence the Exchange Offer (incorporated by reference to Exhibit 99.1 to the NorthStar Realty Finance Corp. Items 8.01 and 9.01 Current Report on Form 8-K filed February 27, 2014)

(a)(5)(ii)

Press Release, dated February 28, 2014, announcing the commencement of the Exchange Offer (incorporated by reference to Exhibit 99.1 to the NorthStar Realty Finance Corp. Items 8.01 and 9.01 Current Report on Form 8-K filed February 28, 2014)

(a)(5)(iii)

Press Release, dated March 25, 2014, announcing the final Exchange Consideration (incorporated by reference to Exhibit 99.1 to the NorthStar Realty Finance Corp. Current Report on Form 8-K filed March 25, 2014)

(a)(5)(iv)

Press Release, dated March 28, 2014, announcing the final results of the Exchange Offer (incorporated by reference to Exhibit 99.1 to the NorthStar Realty Finance Corp. Current Report on Form 8-K filed March 28, 2014)

(b)	None.
(d)(i)

Indenture, dated as of March 9, 2011, among NorthStar Realty Finance Limited Partnership, as Issuer, NorthStar Realty Finance Corp. and NRFC Sub-REIT Corp., as Guarantors, and Wilmington Trust FSB, as Trustee (incorporated by reference to Exhibit 4.1 to the NorthStar Realty Finance Corp. Current Report on Form 8-K filed March 9, 2011)

(d)(ii)

Registration Rights Agreement, dated as of March 9, 2011, among NorthStar Realty Finance Limited Partnership, NorthStar Realty Finance Corp., NRFC Sub-REIT Corp., Citigroup Global Markets Inc. and JMP Securities LLC (incorporated by reference to Exhibit 4.4 to the NorthStar Realty Finance Corp. Current Report on Form 8-K filed March 9, 2011)

(d)(iii)

Dealer Manager Agreement, dated as of February 28, 2014, among the Company, the Operating Partnership and Deutsche Bank (incorporated by reference to Exhibit 1.1 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)

(g)	None.
(h)	Opinion of Hunton & Williams LLP (incorporated by reference to Exhibit 8.1 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2014

NorthStar Realty Finance Corp.

By:	/s/ RONALD J. LIEBERMAN

Name: Ronald J. Lieberman
Title: Executive Vice President, General Counsel, and Secretary

NorthStar Realty Finance Limited Partnership

By:	NorthStar Realty Finance Corp.,
its sole general partner

By:	/s/ RONALD J. LIEBERMAN

Name: Ronald J. Lieberman
Title: Executive Vice President, General Counsel, and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Prospectus (incorporated by reference to Prospectus dated March 25, 2014 filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended)
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 of Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-194245) filed March 20, 2014)
(a)(1)(iii)

Notice of Voluntary Offering Instructions (incorporated by reference to Exhibit 99.2 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)

(a)(1)(iv)	Notice of Withdrawal (incorporated by reference to Exhibit 99.3 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)
(a)(2)	None.
(a)(3)	None.
(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i)
(a)(5)(i)

Press Release, dated February 27, 2014, announcing the intent to commence the Exchange Offer (incorporated by reference to Exhibit 99.1 to the NorthStar Realty Finance Corp. Items 8.01 and 9.01 Current Report on Form 8-K filed February 27, 2014)

(a)(5)(ii)

Press Release, dated February 28, 2014, announcing the commencement of the Exchange Offer (incorporated by reference to Exhibit 99.1 to the NorthStar Realty Finance Corp. Items 8.01 and 9.01 Current Report on Form 8-K filed February 28, 2014)

(a)(5)(iii)

Press Release, dated March 25, 2014, announcing the final Exchange Consideration (incorporated by reference to Exhibit 99.1 to the NorthStar Realty Finance Corp. Current Report on Form 8-K filed March 25, 2014)

(a)(5)(iv)

Press Release, dated March 28, 2014, announcing the final results of the Exchange Offer (incorporated by reference to Exhibit 99.1 to the NorthStar Realty Finance Corp. Current Report on Form 8-K filed March 28, 2014)

(b)	None.
(d)(i)

Indenture, dated as of March 9, 2011, among NorthStar Realty Finance Limited Partnership, as Issuer, NorthStar Realty Finance Corp. and NRFC Sub-REIT Corp., as Guarantors, and Wilmington Trust FSB, as Trustee (incorporated by reference to Exhibit 4.1 to the NorthStar Realty Finance Corp. Current Report on Form 8-K filed March 9, 2011)

(d)(ii)

Registration Rights Agreement, dated as of March 9, 2011, among NorthStar Realty Finance Limited Partnership, NorthStar Realty Finance Corp., NRFC Sub-REIT Corp., Citigroup Global Markets Inc. and JMP Securities LLC (incorporated by reference to Exhibit 4.4 to the NorthStar Realty Finance Corp. Current Report on Form 8-K filed March 9, 2011)

(d)(iii)

Dealer Manager Agreement, dated as of February 28, 2014, among the Company, the Operating Partnership and Deutsche Bank (incorporated by reference to Exhibit 1.1 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)

(g)	None.
(h)	Opinion of Hunton & Williams LLP (incorporated by reference to Exhibit 8.1 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)